UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

ROYAL DUTCH SHELL PLC
APPOINTMENT OF HARRY BREKELMANS AS PROJECTS & TECHNOLOGY DIRECTOR

The Hague, July 31, 2014 - Royal Dutch Shell plc (the ‘Company’) today announces the appointment of Harry Brekelmans as Projects & Technology Director with effect from October 1, 2014.
In his new role, Harry will become a member of the Executive Committee and will take over from Matthias Bichsel who will be leaving the company after 34 years’
distinguished service.

Notes to editors
Harry is a Dutch national and currently Executive Vice President Operated,
Upstream International. He joined Shell in 1990 and has held a variety of international management positions in Geosciences, Field Development,
Operations, Internal Audit and Strategy & Planning. Harry graduated from Delft
Technical University, Netherlands in 1990 with a degree in Petroleum
Engineering. Harry is married with two children.
Enquiries
Media Relations
International: +44 207 934 5550
USA: +1 713 241 4544

Investor Relations
International: +31 70 377 4540
North America: +1 832 337 2034

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 31 July 2014	By:	/s/M.Edwards
	Name:	M.Edwards
	Title:	Deputy Company Secretary